UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 333-226308

ZETA NETWORK GROUP

(Translation of registrant’s name into English)

14 Wall Street, 20th Floor
New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Zeta Network Group (the “Company”) held its extraordinary general meeting of shareholders (the “Meeting”) on May 8, 2026, at 10:00 am local time at #3A, 3rd Floor, Huihuang Times Building, Haidian District, Beijing, China (10:00 pm Eastern time on May 7, 2026).

Holders of 1,341,313 shares (consisting of 1,341,313 class A ordinary shares and 0 class B ordinary shares) were present in person or by proxy at the annual meeting, representing approximately 72.38% of the total 1,853,049 shares (consisting of 1,853,049 Class A Ordinary Shares and 0 Class B Ordinary Shares) and therefore constituting a quorum, present in person or by proxy at the Meeting and entitled to vote at the Meeting as of the record date of March 18, 2026. The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows:

1. Share Capital Reduction and Reorganization Proposal

The shareholders approved as a special resolution, that subject to all requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with (together, the “Share Capital Reduction and Reorganization”):

(i)	Share Capital Reduction

a)	the par value of each issued and outstanding class A ordinary share with a nominal or par value of US$0.25 and each issued and outstanding class B ordinary share with a nominal or par value of US$0.25 in the share capital of the Company be reduced to US$0.0025 by cancelling US$0.2475 of the paid-up capital on each of the issued and outstanding class A ordinary share with a nominal or par value of US$0.25 and class B ordinary share with a nominal or par value of US$0.25 (the “Share Capital Reduction”);

b)	following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.0025; and

c)	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company (the “Board”) may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(ii)	Share Capital Subdivision

d)	immediately following the Share Capital Reduction:

a.	each authorised but unissued class A ordinary share with a nominal or par value of US$0.25 be subdivided into 100 class A ordinary shares with a nominal or par value of US$0.0025 each; and

b.	each authorised but unissued class B ordinary share with a nominal or par value of US$0.25 be subdivided into 100 class B ordinary shares with a nominal or par value of US$0.0025 each.

(the “Sub-division”)

(iii)	Share Capital Cancellation

e)	immediately following the Sub-division, the authorised share capital of the Company be altered by the cancellation of such number of excess authorised but unissued class A ordinary shares with a nominal or par value of US$0.0025 each and authorised but unissued class B ordinary shares with a nominal or par value of US$0.0025 each as will result in the Company having authorised share capital of US$320,000 divided into 112,000,000 class A ordinary shares with a nominal or par value of US$0.0025 each and 16,000,000 class B ordinary shares with a nominal or par value of US$0.0025 each (the “Cancellation”); and

(iv)	Authorised Share Capital Confirmation

f)	immediately following the Share Capital Reduction, Sub-division and Cancellation, the authorised share capital of the Company shall be changed from US$32,000,000.00 divided into 112,000,000 class A ordinary shares with a nominal or par value of US$0.25 each and 16,000,000 class B ordinary shares with a nominal or par value of US$0.25 each to US$320,000 divided into 112,000,000 class A ordinary shares with a nominal or par value of US$0.0025 each and 16,000,000 class B ordinary shares with a nominal or par value of US$0.0025 each;

For	Against	Abstain
1,335,656	5,651	5

2. Share Capital Increase Proposal

The shareholders approved as an ordinary resolution, that immediately following the Share Capital Reduction and Reorganization becoming effective, the authorised share capital of the Company be increased

FROM: US$320,000 divided into 112,000,000 class A ordinary shares with a nominal or par value of US$0.0025 each and 16,000,000 class B ordinary shares with a nominal or par value of US$0.0025 each;

TO: US$32,000,000 divided into 11,200,000,000 class A ordinary shares with a nominal or par value of US$0.0025 each and 1,600,000,000 class B ordinary shares with a nominal or par value of US$0.0025 each, by the creation of (i) 11,088,000,000 class A ordinary shares with a nominal or par value of US$0.0025 each, and (ii) 1,584,000,000 class B ordinary shares with a nominal or par value of US$0.0025 each (the “Share Capital Increase”).

For	Against	Abstain
1,303,422	37,426	465

3. Ninth Amended M&A Proposal

The shareholders approved as a special resolution that

(i)	the eighth amended and restated memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and the substitution in their place with the ninth amended and restated memorandum and articles of association of the Company (the “Ninth Amended M&A”), which incorporate amendments including but not limited to the Share Capital Reduction and Reorganization and the Share Capital Increase, and effective upon the Share Capital Reduction and Reorganization and the Share Capital Increase; and

(ii)	the Company’s registered office provider be authorised to make any necessary filing with the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”) in connection with the adoption of the Ninth Amended M&A and the Board be authorised to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

For	Against	Abstain
1,303,774	37,531	8

The foregoing description of the Ninth Amended M&A is qualified in its entirety by reference to the full text of the Ninth Amended M&A, a copy of which is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

4. Share Consolidation Proposal

The shareholders approved as an ordinary resolution that

(i)	a share consolidation be approved and the Board be authorised to determine, in its sole discretion, as to how and when to implement and effect the share consolidation (the “Share Consolidation”), whereby issued and authorised class A ordinary shares with a nominal or par value of US$0.0025 each and class B ordinary shares with a nominal or par value of US$0.0025 each of the Company be consolidated at a ratio of not less than two (2)-for-one (1) and not more than four thousand (4,000)-for-one (1) (the “Consolidation Range”), at a date to be determined by the Board, with the exact ratio to be set at a whole number within Consolidation Range, as determined by the Board in its sole discretion within three years after the conclusion of the Meeting; and

(ii)	the Company, where the number of issued consolidated shares of any class held by any shareholder after and as a result of the Share Consolidation is not a whole number, be authorised to issue to that shareholder an additional fraction of one consolidated share of the same class (credited as fully paid by way of capitalization out of the share premium of the Company) which shall result in the number of consolidated shares of such class which are held by such shareholder being rounded up to the next whole number of consolidated shares of such class

For	Against	Abstain
1,303,604	37,704	5

5. Tenth Amended M&A Proposal

Subject to approval by the shareholders of Proposal 4, and entirely conditional upon the implementation of the Share Consolidation with the exact consolidation ratio and the effective date of the Share Consolidation as determined by the Board, the shareholders approved the proposal as a special resolution that

(i)	the Ninth Amended M&A be amended and restated by their deletion in their entirety and the substitution in their place with the tenth amended and restated memorandum and articles of association of the Company (the “Tenth Amended M&A”), to reflect the Share Consolidation, so long as it is implemented within three years after the conclusion of the Meeting; and

(ii)	the Company’s registered office provider be authorised to make any necessary filing with the Cayman Registrar in connection with the adoption of the Tenth Amended M&A and the Board be authorised to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

For	Against	Abstain
1,303,635	37,671	7

Exhibits

Exhibit No.	Exhibit
3.1	Ninth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 8, 2026

ZETA NETWORK GROUP

By:	/s/ Xiao Wen “Samantha” Huang
Name:	Xiao Wen “Samantha” Huang
Title:	Chief Executive Officer and Director

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